FORM 18-K/A
AMENDMENT NO. 3
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2004
SECURITIES REGISTERED *
(As of the close of the fiscal year)

	Amounts as to	Name of
	Which registration	exchanges on
Time of Issue	Is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY FRANCIS JOSEPH MCKENNA
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROB STEWART Director Financial Markets Division Department of Finance, Canada 20th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	DAVID MURCHISON Consul Consulate General of Canada 1251 Avenue of the Americas New York, N.Y. 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y. 10005

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
Copy of The Economic and Fiscal Update
Copy of The Economic and Fiscal Update, Background Material to the Presentation

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.
     This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.
     This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2004 is being filed to include Exhibits C‑6 and C‑7.
     This amendment to Canada’s annual report comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit C-6:	Copy of The Economic and Fiscal Update, November 14, 2005, Department of Finance, Canada.

Exhibit C-7:	Copy of The Economic and Fiscal Update, Background Material to the Presentation, November 14, 2005, Department of Finance, Canada

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 15th day of November, 2005.

CANADA
By:	/s/ Rob Stewart
Rob Stewart
Director Financial Markets Division Financial Sector Policy Branch Department of Finance, Canada

EXHIBIT INDEX
Exhibit No.

C-6:	Copy of The Economic and Fiscal Update, November 14, 2005, Department of Finance, Canada.

C-7:	Copy of The Economic and Fiscal Update, Background Material to the Presentation, November 14, 2005, Department of Finance, Canada